Exhibit 8.1
Eneti Inc.
Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Scorpio SALT LLC	Delaware
Atlantis Investorco Limited	United Kingdom
Seajacks International Limited	United Kingdom
Seajacks UK Limited	United Kingdom
Seajacks Merman Marine Limited	Bermuda S
Seajacks Crewing Services Limited	United Kingdom
Seajacks 1 Limited	United Kingdom
Seajacks 2 Limited	United Kingdom
Seajacks 3 Limited	United Kingdom
Seajacks 4 Limited	United Kingdom
Seajacks 5 Limited	United Kingdom
Seajacks Japan LLC	Japan
Seajacks 3 Japan LLC	Japan
Seajacks UK Limited Taiwan Branch	Taiwan
Seajacks US Inc	United States of America
Windpower Alpha Limited	Bermuda
Windpower Bravo Limited	Bermuda